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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HALLADOR PETROLEUM COMPANY
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
406092205
(CUSIP Number)
Peter A. Leidel
410 Park Avenue, 19th Floor
New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	406092205	Page	2	of	8

1	NAMES OF REPORTING PERSONS: YORKTOWN ENERGY PARTNERS VI, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,829,894

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,829,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,829,894(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 7,093,150 shares of common stock issued and outstanding as of November 14, 2005 as disclosed by Hallador Petroleum Company in its Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005 and 1,893,169 shares of common stock issued to Yorktown on December 20, 2005.

CUSIP No.	406092205	Page	3	of	8

1	NAMES OF REPORTING PERSONS: YORKTOWN VI COMPANY LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,829,894

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,829,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,829,894(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 7,093,150 shares of common stock issued and outstanding as of November 14, 2005 as disclosed by Hallador Petroleum Company in its Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005 and 1,893,169 shares of common stock issued to Yorktown on December 20, 2005.

CUSIP No.	406092205	Page	4	of	8

1	NAMES OF REPORTING PERSONS: YORKTOWN VI ASSOCIATES LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,829,894

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,829,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,829,894(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Based on 7,093,150 shares of common stock issued and outstanding as of November 14, 2005 as disclosed by Hallador Petroleum Company in its Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005 and 1,893,169 shares of common stock issued to Yorktown on December 20, 2005.

Item 1. SECURITY AND ISSUER.
     This Schedule 13D relates to the common stock (the “Common Stock”) of Hallador Petroleum Company (the “Company”) whose principal executive offices are located at 1660 Lincoln Street, Suite 2700, Denver, CO 80264.
Item 2. IDENTITY AND BACKGROUND.
     This statement is filed by Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown”), Yorktown VI Company LP, a Delaware limited partnership (the “General Partner”) and Yorktown VI Associates LLC, a Delaware limited liability company (the “LLC”). The principal office and business address of Yorktown, the General Partner and the LLC is 410 Park Avenue, 19th Floor, New York, New York, 10022. The principal business of Yorktown is investing in equity securities of energy investments. The principal business of the general partner is managing Yorktown. The principal business of the LLC is managing the General Partner.
     Yorktown, the General Partner and the LLC have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Yorktown, the General Partner and the LLC have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Yorktown used $8,425,766.80 of its working capital to purchase the 3,829,894 shares.
Item 4. PURPOSE OF TRANSACTION.
     Yorktown acquired the 3,829,894 shares of common stock for investment purposes. As of the date hereof, Yorktown, the General Partner and the LLC have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or (j) any action similar to any of those enumerated above.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) As of December 20, 2005, Yorktown owned 3,829,894 shares of common stock, representing 42.6% of the Company’s outstanding shares of common stock (based on 7,093,150 shares of common stock issued and outstanding as of November 14, 2005 as disclosed by Hallador Petroleum Company in its Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005 and 1,893,169 shares of common stock issued to Yorktown on December 20, 2005).
     (b) Yorktown’s general partner, Yorktown VI Company LLC, has the sole voting power and sole disposition power with respect to the shares of common stock owned by Yorktown.

     (c) None.
     (d) No person other than Yorktown has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock reported on this Schedule 13D.
     (e) N/A.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     None.
Item 7. MATERIAL TO BE FILED AS EXHIBITS
     Joint Filing Agreement dated December 30, 2005.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 30, 2005

YORKTOWN ENERGY PARTNERS VI, LP

By:	Yorktown VI Company LP, its general partner

By:	Yorktown VI Associates LLC, its general partner

By:	/s/ W. Howard Keenan

Name: W. Howard Keenan

Title: Member

YORKTOWN VI COMPANY LP

By:	Yorktown VI Associates LLC, its general partner

By:	/s/ W. Howard Keenan

Name: W. Howard Keenan

Title: Member

YORKTOWN VI ASSOCIATES LLC

By:	/s/ W. Howard Keenan

Name: W. Howard Keenan

Title: Member

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of HALLADOR PETROLEUM COMPANY and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth opposite its name.
Date: December 30, 2005

YORKTOWN ENERGY PARTNERS VI, LP

By:	Yorktown VI Company LP, its general partner

By:	Yorktown VI Associates LLC, its general partner

By:	/s/ W. Howard Keenan

Name: W. Howard Keenan

Title: Member

YORKTOWN VI COMPANY LP

By:	Yorktown VI Associates LLC, its general partner

By:	/s/ W. Howard Keenan

Name: W. Howard Keenan

Title: Member

YORKTOWN VI ASSOCIATES LLC

By:	/s/ W. Howard Keenan

Name: W. Howard Keenan

Title: Member